

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2022

Frank Murtha
Chief Executive Officer
MAJOR LEAGUE FOOTBALL INC
15515 Lemon Fish Drive
Lakewood Ranch, Florida 34202

   Re: MAJOR LEAGUE FOOTBALL INC
    Amendment No. 1 Registration Statement on Form S-1
    Filed December 9, 2022
    File No. 333-267598

Dear Frank Murtha:

  We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 3, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We note your revised disclosure on page 14 in response to comment 1 that "except for the 31,250,000 Shares issued to, and held by, Alumni, which will be offered by Alumni at a price of $0.001 per share until our common stock is listed on a national securities exchange or quoted on the OTCQX or OTCQB, and, thereafter, at prevailing market prices or privately negotiated prices." Please revise to include comparable disclosure on your prospectus cover and in prospectus summary. In this regard, we note the disclosure in such places still suggests that the Alumni commitment fee shares will be sold at the market.

Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Eric Newlan, Esq.